DECOMA INTERNATIONAL INC.

PRESS RELEASE

DECOMA RECEIVES PRIVATIZATION PROPOSAL FROM MAGNA

Concord, Ontario, October 25, 2004 . . . Decoma International Inc. ("Decoma") (TSX: DEC.A; NASDAQ: DECA) announced today that its board of directors has received a proposal from Magna International Inc. ("Magna") to acquire all the outstanding Class A Subordinate Voting Shares of Decoma not owned by Magna, with the result that Decoma would become a wholly-owned subsidiary of Magna. Magna has proposed that the transaction be effected by way of a court-approved plan of arrangement under Ontario law.

Under the proposal, shareholders of Decoma would receive 0.1453 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Decoma or, at the election of any shareholder, cash based on the volume-weighted average trading price ("VWAP") of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Decoma shareholders in the proposed transaction would be capped at Cdn$150 million, representing approximately half of the total consideration contemplated by the proposal based on VWAP of Magna's Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, being the last trading day prior to the making of the proposal. If shareholders elect to receive cash in excess of Cdn$150 million in the aggregate, the total cash available will be prorated among those shareholders electing to receive cash and the balance of their consideration will be satisfied in Magna Class A Subordinate Voting Shares. Based on the VWAP of Magna's Class A Subordinate Voting Shares over the past 20 trading days, the consideration offered represents a premium of approximately 26.3% over the VWAP of Decoma's Class A Subordinate Voting Shares over the same period. Decoma has been advised by Magna that Magna has proposed similar transactions to each of Intier Automotive Inc. and Tesma International Inc. which, if implemented, would result in those companies being wholly-owned subsidiaries of Magna.

The proposed transaction is proposed to be carried out by way of a court-approved plan of arrangement under Ontario law and is subject to applicable securities laws, including the Ontario rules that specifically govern related party transactions of this nature. In addition to court approval, the transaction would require the approval of the shareholders of Decoma, including by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders.

Decoma has not been involved in the planning or consideration of this proposal. Decoma's board of directors will review Magna's proposal and will respond in due course having regard to all applicable legal and regulatory requirements.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, liftgates and running boards, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans). Decoma has approximately 16,000 employees in 51 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, France, Austria, Poland, the Czech Republic and Japan.

This press release may contain "forward looking statements" within the meaning of applicable securities legislation. Readers are cuationed that such statements are only predictions and involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. In this regard, readers are referred to the Company's Annual Information Form for the year ended December 31, 2003, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and the discussion of risks and uncertainties set out in the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out therein, and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press please, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075